UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of:

SHARESPOST 100 FUND

and

SP INVESTMENTS MANAGEMENT, LLC

File No. 812-[_____]

Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(c) and 18(i) Thereunder

Please direct all communications regarding this Application to:

Daniel I. DeWolf, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

The Chrysler Center

666 Third Avenue

New York, New York 10017

With copies to:

Sven Weber

c/o SP Investments Management, LLC

101 Jefferson Drive

Menlo Park, California 94025

(800) 834-8707

April 6, 2017

This document (including exhibits) contains 12 pages.

TABLE OF CONTENTS

Page

I.	THE PROPOSAL		1
II.	STATEMENT OF FACTS		2
	A.	SharesPost 100 Fund (the “Initial Fund”)	2
	B.	SP Investments Management, LLC (the “Adviser”)	3
	C.	Other Provisions	3
III.	EXEMPTION REQUESTED - MULTI-CLASS SYSTEM		3
IV.	COMMISSION AUTHORITY		4
V.	DISCUSSION		4
	A.	Background	4
	B.	Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the Act	5
VI.	APPLICANTS’ CONDITION		8
VII.	CONCLUSION		8
	EXHIBITS
	Exhibit A - Resolutions of the Board of Trustees of SharesPost 100 Fund
	Exhibit B - Verifications of SharesPost 100 Fund and SP Investments Management, LLC

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:
SHARESPOST 100 FUND AND SP INVESTMENTS MANAGEMENT, LLC	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(c) AND 18(i) THEREUNDER.
File No. 812-[_____]

I.       THE PROPOSAL

SharesPost 100 Fund (the “Initial Fund”) is a registered, closed-end management investment company, advised by SP Investments Management, LLC (the “Adviser”). The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(c) and 18(i) of the Act.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1/ acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund is currently making a continuous public offering of its common shares following the effectiveness of its registration statement (File Nos. 333- 184361 and 811- 22759) on March 20, 2014. The Initial Fund anticipates that it will continue its continuous public offering of its common shares and, if the requested relief is granted, the Initial Fund intends to redesignate its common shares as “Class A Shares.” Additionally, if the requested relief is granted, the Initial Fund intends to continuously offer an additional class of shares (“Class I Shares”), with each class having its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds are not expected to be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

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1/ A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Class A Shares of the Initial Fund will be subject to a front-end sales charge, with breakpoints generally based on the size of investment. The Initial Fund’s Class A Shares are subject to other expenses, including a shareholder service fee, but other than the front-end sales charge are not subject to any distribution fee. The Initial Fund’s Class I Shares will be subject to other expenses, but will not be subject to front-end sales load, a distribution fee or service fee. The Funds may in the future offer additional classes of shares and/or another sales charge structure.

Applicants represent that any asset-based service and distribution fees for each class of shares of the Funds will comply with the provisions of FINRA Rule 2341 (formerly NASD Rule 2830(d), the “FINRA Sales Charge Rule”).2/

II.       STATEMENT OF FACTS

A.       SharesPost 100 Fund (the “Initial Fund”)

The Initial Fund is a Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company. The Initial Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Initial Fund seeks to achieve its investment objective by investing in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating, late-stage, growth companies (“Portfolio Companies”) primarily comprising the SharesPost 100, a list of companies (the “SharesPost 100”) selected and maintained by the Adviser. The Initial Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds. The Adviser’s primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. This investment strategy is referred to as “Buy and Hold”. The Adviser expects that at least 85% of the Initial Fund’s equity investments (measured in respect of the value of the Initial Fund’s assets, not in the number of Portfolio Companies) will be among the companies included in the SharesPost 100, and the Initial Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in companies included in the SharesPost 100. The Initial Fund’s address is 101 Jefferson Drive, Menlo Park, California 94025.

If the relief requested herein is granted, the Initial Fund intends to redesignate its common shares as “Class A Shares” and to commence a continuous offering of an additional class of shares, designated as “Class I Shares”.

The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5%) at net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act. Each of the other Funds will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make quarterly repurchase offers to its shareholders, or provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.3/ Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

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2/ Any reference to the FINRA Sales Charge Rule includes any successor or replacement to the FINRA Sales Charge Rule.

3/ Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

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B.       SP Investments Management, LLC (the “Adviser”)

The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as investment adviser to the Initial Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”), which has been approved by the Initial Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Fund’s shareholders, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is 101 Jefferson Drive, Menlo Park, California 94025.

C.       Other Provisions

From time to time the Initial Fund may create additional classes of shares, the terms of which may differ from the Class A Shares and Class I Shares in the following respects: (i) the amount of fees permitted by different distribution plans or different service fee arrangements; (ii) voting rights with respect to a distribution plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any).  Each Class shall be allocated those expenses attributable specifically to the Class, which may include (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services and any other class expenses that may be attributable to the Class A Shares and Class I Shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class.

III.       EXEMPTION REQUESTED - MULTI-CLASS SYSTEM

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of a Fund may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

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IV.       COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.       DISCUSSION

A.       Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.4/ For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.5/

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.6/ The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.7/ The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.8/ The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.9/

______________

4/ SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

5/ Id. at 424.

6/ Id. at 439-40.

7/ Id. at 424.

8/ Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

9/ Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

4

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.10/ Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system for which the Funds seek relief. Since 1998, the Commission has granted relief to, among others, the following closed-end investment companies to issue multiple classes of shares, e.g., Alternative Strategies Fund, Multi-Strategy Growth & Income Fund, Total Income+ Real Estate Fund, Versus Capital Multi-Manager Real Estate Income Fund LLC, Highland Capital Management, L.P., and Allianz RCM Global EcoTrends Fund. 11/

B.       Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (i) to result in the issuance of a “senior security”12/ within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) of the Act, and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security. In particular, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .” Section 18(i) provides:

“Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . .. shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.”

______________

10/ Protecting Investors at 439-40; Proposing Release at 27.

11/ See Alternative Strategies Fund, et al., Investment Co. Act Rel. No. 31360 (December 1, 2014) (Notice) and Investment Co. Act Rel. No. 31400 (December 24, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Investment Co. Act Rel. No. 30860 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order); Total Income+ Real Estate Fund, et al., Investment Co. Act Rel. No. 30859 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30912 (February 11, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007).

12/ Section 18(g) of the Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

5

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of their purchase, the length of time the investor expects to hold their shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,13/ the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.14/

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

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13/ See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (Notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (Order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

14/ See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

6

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end load. Differences among classes will, as detailed above, relate largely to differences in distribution arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds. 15/ Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.16/ Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports17/ and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads. 18/ Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

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15/ See Alternative Strategies Fund, supra note 11; Multi-Strategy Growth & Income Fund, supra note 11; Total Income+ Real Estate Fund, supra note 11; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 11; Highland Capital Management, L.P., supra note 11; and Allianz RCM Global EcoTrends Fund, supra note 11.

16/ In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

17/ Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

18/ Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

7

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.19/ Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Alternative Strategies Fund, Multi-Strategy Growth & Income Fund, Total Income+ Real Estate Fund Versus Capital Multi-Manager Real Estate Income Fund LLC, Highland Capital Management, L.P., and Allianz RCM Global EcoTrends Fund.20/ In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers for a portion of their shares, to implement a multiple-class structure. Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

VI.       APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.       CONCLUSION

For the reasons stated above, Applicants submit that the exemption requested is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemption requested conforms substantially to the precedent cited herein.21/

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the governing documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

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19/ Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

20/ See Alternative Strategies Fund, supra note 11; Multi-Strategy Growth & Income Fund, supra note 11; Total Income+ Real Estate Fund, supra note 11; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 11; Highland Capital Management, L.P., supra note 11; and Allianz RCM Global EcoTrends Fund, supra note 11.

21/ See Alternative Strategies Fund, supra note 11; Multi-Strategy Growth & Income Fund, supra note 11; Total Income+ Real Estate Fund, supra note 11; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 11; Highland Capital Management, L.P., supra note 11; and Allianz RCM Global EcoTrends Fund, supra note 11.

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Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses is 101 Jefferson Drive, Menlo Park, California 94025 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

[Signature Page Follows]

9

SHARESPOST 100 FUND

By:	/s/ Sven Weber
Name: Sven Weber
Title: President

SP INVESTMENTS MANAGEMENT, LLC

By:	/s/ Sven Weber
Name: Sven Weber
Title: Managing Director

Dated: April 6, 2017

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EXHIBIT A

Resolutions of the Board of Trustees of SharesPost 100 Fund:

RESOLVED,	That the officers of the Fund be, and they hereby are, and each of them acting individually hereby is, authorized and directed to execute and file with the Securities and Exchange Commission on behalf of the Fund the “Application for an Order Granting Exemptive Relief Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) from Sections 18(c) and 18(i) of the Act” (the “Exemptive Relief Application”), in the form attached hereto as Exhibit A, to, among other things, substitute the Fund as an applicant, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Relief Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby.

RESOLVED,	That the officers of the Fund be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Relief Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

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EXHIBIT B

Verifications of SharesPost 100 Fund and SP Investments Management, LLC

The undersigned states that he has duly executed the attached application dated April 6, 2017 for and on behalf of SharesPost 100 Fund in his capacity as the President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	SharesPost 100 Fund

By:	/s/ Sven Weber
Name: Sven Weber
Title: President

The undersigned states that he has duly executed the attached application dated April 6, 2017 for and on behalf of SP Investments Management, LLC in his capacity as the Managing Director of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	SP Investments Management, LLC

By:	/s/ Sven Weber
Name: Sven Weber
Title: Managing Director

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